Exhibit 99.1

PyroGenesis Comments on Today’s Market Activity

Statement from the CEO

MONTREAL, Quebec (GlobeNewswire – April 28, 2021) - PyroGenesis Canada Inc. (http://pyrogenesis.com) (TSX: PYR) (NASDAQ: PYR) (FRA: 8PY), a high-tech company, (hereinafter referred to as the “Company” or “PyroGenesis”), a Company that designs, develops, manufactures and commercializes plasma atomized metal powder, environmentally friendly plasma waste-to-energy systems and clean plasma torch products, issues this press release in response to significant inquiries from shareholders which have been addressed by the following statement from P. Peter Pascali, CEO and Chair of PyroGenesis:

“Our stock has reacted this morning to a report that seems to be a short seller attack on the Company, and was in no way affiliated with PyroGenesis, its management, or Board. At no time did the authors of the report contact PyroGenesis despite their contention that they did.

The report is replete with additional false and intentionally misleading statements, innuendoes, inaccuracies, outright distortions and lies, all of which appears to an attempt to generate panic selling. Regretfully, some investors may have made decisions based on these falsehoods.

We do not take this report lightly and we will take all legal action to hold those accountable for their actions. At PyroGenesis, we stand for freedom of opinions, but draw the line when lies are used for manipulation, no matter what side of the market one may be playing.

I wish to reassure all interested parties that as a person who controls between approximately 48%-52% of the PyroGenesis stock, I am totally committed to every aspect of this business, and further confirm that we at all times operate legally and, more importantly, morally.

At PyroGenesis, we are committed to building real value with real clients who are leaders in their respective industries, and we have successfully demonstrated this over many years. We do not believe that time spent addressing specific rantings by manipulators who have hidden agendas is a good use of Company’s time. However, we will note that we stand by all our disclosures.

Last but not least, on the topic of standing by all disclosures, I ask readers to put today’s report in its proper perspective. The report is faceless. No author. No address. No telephone numbers. No email. No access. On the other hand, PyroGenesis has been audited every year by reputable firms (KPMG has audited our accounts every year since 2015) who have had full access to all information, and we count the US NAVY, plus a host of other billion-dollar market leaders, as long-term clients/partners who have done their own due diligence and audits of the Company.

We thank you all for your understanding and support. Rest assured that the Company is stronger today than yesterday, stronger yesterday than the week before, stronger the week before than the month before that, and stronger the month before than the year before that. In my opinion we have never been better positioned to execute on all our strategies.”

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and products. The Company provides its engineering and manufacturing expertise and its turnkey process equipment packages to customers in the defense, metallurgical, mining, advanced materials (including 3D printing), and environmental industries. With a team of experienced engineers, scientists and technicians working out of its Montreal office and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization. The Company’s core competencies allow PyroGenesis to provide innovative plasma torches, plasma waste processes, high-temperature metallurgical processes, and engineering services to the global marketplace. PyroGenesis’ operations are ISO 9001:2015 and AS9100D certified. For more information, please visit www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:

Rodayna Kafal, Vice President, IR/Comms. and Strategic BD

Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com

RELATED LINK: http://www.pyrogenesis.com/